Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 17 DATED DECEMBER 22, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 17 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, as supplemented by Supplement No. 13 dated October 29, 2014, Supplement No. 14 dated November 12, 2014, Supplement No. 15 dated November 13, 2014 and Supplement No. 16 dated December 9, 2014. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 17 is to disclose:

•	the status of our initial public offering.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. In December 2014, our board of directors authorized the reallocation of shares available to be offered pursuant to our DRP to our primary offering.
As of December 19, 2014, we received and accepted subscriptions in our offering for 88.9 million shares, or $886.8 million, including 0.3 million shares, or $2.7 million, sold to NorthStar Realty Finance Corp. As of December 19, 2014, 21.6 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP that may be reallocated to our primary offering. Our primary offering is expected to terminate on the date on which the maximum offering has been sold, which we currently expect will occur on or around January 16, 2015.